Exhibit 99.1
NICE Placed in Leaders Quadrant in Leading Industry Analyst
Firm’s 2011 Magic Quadrant for Contact Center Workforce Optimization

NICE in a leadership position based on its completeness of vision and ability to execute

Ra’anana, Israel, November 07, 2011, NICE (NASDAQ: NICE), today announced that it has been positioned by Gartner, Inc. in the Leaders Quadrant of the October 2011 “Magic Quadrant for Contact Center Workforce Optimization” (WFO) report, as based on completeness of vision and ability to execute.1

"Being placed in a leadership position and being recognized for our vision and ability to execute is particularly significant. We believe it reflects NICE’s understanding and ability to deliver superior solutions to address our customers’ ever-changing needs,” said Benny Einhorn, Chief Marketing Officer at NICE. “We also believe this is a testament to the unique value we bring to organizations for enhancing the customer experience and increasing revenues through the many customer interaction channels, including contact center, web, social media, mobile, and branches.”

Gartner defines Leaders as companies that “provide functionally broad and deep Workforce Optimization software solutions that can be deployed and supported globally. These solutions are suitable for all sizes and complexities of enterprises, and have broad industry coverage. Revenue is strong, and new references are readily available.”

The report recognized NICE for its “ability to execute,” based on customer experience, product/service, i.e. the depth and breadth of each WFO-related function, ability to ensure viability, market responsiveness, and track record, among other criteria. NICE was also recognized for “completeness of vision,” which is based on market understanding and offering strategy, among other criteria. As part of the product/service assessment, Gartner’s evaluation placed additional emphasis “on the degree of integration and workflow across the product/service functional omains,” which was “essential for inclusion within the Magic Quadrant.”

The NICE workforce optimization offering is unique in including tailored business solutions that enable organizations to address strategic issues such as enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. Furthermore, with the recent acquisition of Fizzback, NICE also now enables organizations to operationalize the Voice of the Customer both across the enterprise and in contact center. Correlating real-time and direct customer feedback to specific interactions or transactions helps improve performance enterprise-wide as well as quality management processes.

NICE's Enterprise Offering enables organizations to impact every customer interaction with targeted solutions for enhancing the customer experience, increasing service-to-sales revenue, streamlining operational efficiency, and complying to policies and regulations. Driven by real-time, cross-channel analytics – including speech analytics, text analytics, feedback analytics, web, and social media analytics – and coupled with real-time decisioning and guidance, NICE Enterprise solutions are implemented by contact centers of all sizes, branch networks, retail stores, trading floors, and back office operations.

1 Gartner “Magic Quadrant for Contact Center Workforce Optimization, 2011 by Jim Davies, October 27, 2011.

About The Magic Quadrant
All statements in this report attributable to Gartner represent NICE’s interpretation of data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and have not been reviewed by Gartner. Each Gartner publication speaks as of its original publication date (and not as of the date of this announcement). The opinions expressed in Gartner publications are not representations of fact, and are subject to change without notice.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Galit Belkind, +1 877 245 7448, galit.belkind@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.